                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

/X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR

For Period Ended: December 31, 1999

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
------------------------------------------------------------------------------

Full Name of Registrant

CELLNET FUNDING, L.L.C.

Former Name if Applicable

NOT APPLICABLE

Address of Principal Executive Office (Street and Number)

125 SHOREWAY ROAD

City, State and Zip Code

SAN CARLOS, CALIFORNIA 94070
------------------------------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)
------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ /      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
------------------------------------------------------------------------------

PART III -- NARRATIVE

------------------------------------------------------------------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to file Form 10-K for its fiscal year ended December 31, 1999 for the following reasons:

BANKRUPTCY FILING

         As previously reported, on February 4, 2000, CellNet Funding, L.L.C. ("Funding") and its parent company CellNet Data Systems, Inc. ("CellNet"), together with other affiliated entities (collectively, the "Debtors"), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code, 11 U.S.C.Sections 101 et seq. (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") -- IN RE CELLNET DATA SYSTEMS, INC., ET AL., DEBTORS, Chapter 11, Case No. 00-00844 (PJW). The directors and officers of the Debtors are expected to remain in possession during the proceedings, subject to the supervision and orders of the Court. (See Funding's Report on Form 8-K dated and filed on February 7, 2000.)

         Debtors filed their petitions pursuant to a proposal letter (the "Proposal Letter") and an attached summary of terms of an agreement (the "Summary of Terms") with Schlumberger Limited ("Schlumberger") pursuant to which Schlumberger, or an entity designated by it, would acquire all or substantially all of the assets and business operations of the Debtors and certain specified liabilities related thereto. On March 3, 2000, Schlumberger Resource Management Services, Inc. (as "Purchaser") and Schlumberger Technology Corporation (its parent company), each affiliates of Schlumberger, entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of March 1, 2000 with CellNet and certain of the Debtors including CellNet (as "Sellers"). The Asset Purchase Agreement contains the definitive terms under which the Purchaser would acquire from the Sellers all or substantially all of the assets and business operations of the Debtors and certain specified liabilities related thereto.

         Copies of the Proposal Letter and Summary of Terms are attached to Funding's Report on Form 8-K dated and filed on February 7, 2000, under Item 7 (c). Copies of the Asset Purchase Agreement and a First Amendment to Asset Purchase Agreement, without schedules and exhibits, are attached to Funding's Report on Form 8-K dated on March 10, 2000 and filed on March 13, 2000, under
Item 7 (c). Complete copies of each of the above documents have been filed with the Bankruptcy Court.

BANKRUPTCY PROCEEDINGS

         The purchase under the Asset Purchase Agreement is subject to the receipt of higher or better offers for the assets to be acquired by the Purchaser or to the receipt of greater value in connection with a proposal for a plan of reorganization or a recapitalization of the Debtors. On March 7, 2000, the Bankruptcy Court entered an "ORDER (A) APPROVING (I) BIDDING PROCEDURES, INCLUDING WITHOUT LIMITATION BREAK-UP FEE PROVISIONS, PURSUANT TO 11 U.S.C. Sections 105, 363, 503 and 507 and (II) Form and Manner of Notice of Auction and Sale Hearing, and (B) SCHEDULING A HEARING TO CONSIDER APPROVAL OF SALE OF ALL OR SUBSTANTIALLY ALL THE DEBTORS' ASSETS" (the "Sale Order").

         Persons who desire to submit a bid on the Debtors' assets or to submit a proposal for a plan of reorganization or a recapitalization of the Debtors have until 2:00 PM (EST) on April 12, 2000 to do so. Any such bids must be submitted by "Qualified Bidders" (as defined in the Sales Order) in order to be considered. If the Debtors receive any "Qualified Bids" (as defined in the Sales Order) from Qualified Bidders prior to the Bid Deadline, an auction will be held in New York, New York on April 14, 2000, beginning at 10:00 AM (EST) or such later time or different place as the Debtors shall notify all Qualified Bidders. The first competing bid must exceed the transaction value under the Asset Purchase Agreement by not less than $7.5 million in order to be a Qualified Bid. Subsequent competing Qualified Bids must be in higher increments of $2.5 million.

         If the Debtors do not receive any Qualified Bids, the Debtors will so advise the Bankruptcy Court and proceed with the sale to the Purchaser under the Asset Purchase

Agreement. A Bankruptcy Court hearing is scheduled for April 19, 2000 to consider approval of the sale of all or substantially all of the Debtors' assets either to the Purchaser or to a Qualified Bidder submitting a higher or better offer or a plan of greater value.

CONTINUATION AS A GOING CONCERN

         In the absence of adequate long-term financing, CellNet will be unable to continue as a going concern. At September 30, 1999, CellNet had cash, cash equivalents and short-term equivalents on hand of approximately $18.3 million.

         On October 27, 1999, CellNet announced that it had been unsuccessful so far in its efforts to raise additional capital necessary to fund the continued growth and operation of its business and that it was becoming evident that restructuring of its balance sheet was likely to be necessary to attract long-term capital. (See Funding's Report on Form 8-K dated and filed on October 27, 1999.)

         On November 9, 1999, CellNet sold $10 million of its 15% Senior Secured Notes due November 30, 1999 (the "Secured Notes") to certain holders of its 14% Senior Discount Notes due October 1, 2007 (the "Discount Notes") in order to enable the Company to meet its short-term cash requirements for the month of November as it continued its search for permanent financing. (See Funding's Report on Form 10-Q dated and filed on November 15, 1999.)

         On December 3, 1999, CellNet announced that it had sold an additional $10 million of its Secured Notes due January 7, 2000 to certain holders of its Discount Notes and had extended the maturity of the original series of Secured Notes until January 7, 2000 to serve its immediate short-term cash needs while it continued the ongoing process of restructuring its balance sheet and seeking additional short-term and long-term financing needed to continue to fund its growth and operations. (See Funding's Report on Form 8-K dated on December 3, 1999 and filed on December 6, 1999.)

         On January 4, 2000, CellNet sold an additional $2.2 million of its Secured Notes due January 7, 2000 to certain holders of its Discount Notes for the same purpose. The holders of the Discount Notes subsequently extended the maturity dates for each of the three series of Secured Notes purchased by them, first until January 30, 2000, and subsequently to facilitate the sale to the Purchaser under the Asset Purchase Agreement.

          By the end of January 2000, CellNet had exhausted its available cash reserves and had been unable to secure any additional short-term or long-term financing required to continue operations, other than the debtor-in-possession financing contemplated under the Schlumberger Proposal Letter. CellNet then determined that the best course of action in the circumstances was to accept the Schlumberger Proposal Letter. (See Funding's Report on Form 8-K dated and filed on February 7, 2000.) Since the beginning of February 2000, CellNet and the other Debtors have been dependent upon the debtor-in-possession financing provided by the Purchaser for the continuation of business operations. Funding is entirely dependent upon CellNet for the provision of the resources necessary to continue as a going concern. Funding's principal asset is Preferred Stock of CellNet (the "CellNet Preferred Stock"). Funding expects that the CellNet

Preferred Stock will be worthless or substantially impaired in value as a consequence of the bankruptcy proceedings. See "Certain Information Concerning Funding" below.

PLAN OF LIQUIDATION, REORGANIZATION OR RECAPITALIZATION

         If the purchase under the Asset Purchase Agreement is concluded as expected on or about May 1, 2000, each of the other Debtors not acquired by the Purchaser, including Funding, (the "Remaining Debtors") intend to file one or more plan(s) of liquidation. Funding presently estimates that the Remaining Debtors will receive approximately $55 million in proceeds with which to pay administrative expenses and make distributions to unsecured creditors. Although the total amount of unsecured creditor claims have yet to be determined, Funding estimates that the total amount of such claims as of May 1, 2000 will exceed $400 million. If the Debtors receive and accept as the winning bid a Qualified Bid proposing an asset purchase transaction comparable to the proposed transaction under the Asset Purchase Agreement, the Remaining Debtors also intend to file one or more plan(s) of liquidation. Although the amount of proceeds that might be received under such a bid cannot be estimated at this time, Funding does not expect that any increase in the total amount of sale proceeds to be received will be sufficient to pay administrative expenses and to discharge all unsecured claims. If the Debtors receive and accept as the winning bid a Qualified Bid proposing a different transaction, the Debtors will proceed with the proposed plan of reorganization or a recapitalization, as the case may be. Notwithstanding any change in the nature of the transaction proposed, Funding does not expect that there will be available under any such arrangement sufficient funds set aside to pay administrative expenses and to discharge all unsecured claims.

INABILITY TO PREPARE MEANINGFUL FINANCIAL STATEMENTS AND TO PROVIDE RELATED FINANCIAL DATA AND SCHEDULES

         In view of the pending bankruptcy proceedings, uncertainties with respect to any sale of all or substantially all of the assets of the Debtors (including whether or not a purchase will take place as provided under the Asset Purchase Agreement or under another agreement in a different transaction and as to the proceeds to be realized in such a case), and uncertainties with respect to the nature and terms of a possible plan of reorganization or a recapitalization (should either be presented by a Qualified Bidder, accepted by the Debtors, and implemented or concluded), Funding is, at this point, unable to determine the relevant basis of accounting (historical cost / going concern or liquidation basis) to be applied in presenting its financial statements.

         In addition, it is likely that any sale transaction, plan of reorganization, plan of liquidation or recapitalization that is consummated, implemented or concluded will result in the impairment or writedown of Funding's CellNet Preferred Stock in an amount that cannot yet be determined. Until the closing of any sale transaction, implementation of a plan of reorganization or liquidation or the conclusion of a recapitalization of the Debtors, Funding will be unable both to determine the degree of impairment or writedown of of Funding's CellNet Preferred Stock or to prepare appropriate footnotes to the financial statements relating to such impairment or writedown.

CERTAIN INFORMATION CONCERNING FUNDING

         Funding is a special purpose limited liability company formed on April 21, 1998 under the laws of the State of Delaware. All of the common securities of Funding (the "Common Securities") are owned by CellNet. CellNet is a Delaware corporation that files annual, quarterly and current reports with the Securities and Exchange Commission. CellNet's Commission File Number is 0-21409.

         Pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of Funding, dated as of May 13, 1998 (the "LLC Agreement"), Funding was formed solely for the purposes of: (i) issuing limited liability interests of Funding, (ii) using at least 85% of the net proceeds of such issuances together with related capital contributions to purchase shares of CellNet Preferred Stock in a private placement, (iii) investing 15% of the proceeds from its offering of preferred securities (the "Redeemable Preferred Securities") in U.S. Treasury securities ("Treasury Strips"), to be held in escrow in an amount sufficient to fund the cash payments of the first twelve quarterly dividends on the Redeemable Preferred Securities, and (iv) entering into, making and performing all contracts and other undertakings, and taking any and all actions to or for the furtherance of the purposes of Funding. Unless previously dissolved, Funding's term will continue until December 31, 2050.

         CellNet is the sole member of Funding that holds common securities. CellNet is also the Manager of Funding, and as such, manages the business and affairs of Funding. CellNet does not receive any compensation for performing such management services. Additionally, all of Funding's administrative expenses, which are insignificant, are paid by CellNet.

         Funding does not manufacture or sell any products, does not provide any services to any party and does not intend to enter into any business, other than complying with its obligations under the Redeemable Preferred Securities and effecting the purposes as set forth in the LLC Agreement.

         On May 13, 1998, Funding completed the sale of 4.4 million shares of its Redeemable Preferred Securities for gross proceeds of $110.0 million. On May 19, 1998, CellNet made a capital contribution of $8.3 million. Funding recorded the contribution as additional paid-in capital.

         On May 19, 1998, Funding used the proceeds from the registered offering of the Redeemable Preferred Securities, along with the capital contribution described above to purchase approximately $93.5 million of CellNet Preferred Stock and $21.4 million in Treasury Strips. The CellNet Preferred Stock cumulates dividends each March 1, June 1, September 1 and December 1, commencing on September 1, 1998 and through June 1, 2010 payable in additional shares of CellNet Preferred Stock through June 1, 2001. Subsequent to June 1, 2001, dividends on the CellNet Preferred Stock are payable in cash or shares of CellNet Common Stock or any combination of cash and shares of CellNet Common Stock, at the option of CellNet. The CellNet Preferred Stock is exchangeable, at the option of Funding, at any time prior to June 1, 2010 into shares of CellNet Common Stock at an exchange rate based on the exchange rate of the Redeemable Preferred Securities. At the option of CellNet, the CellNet Preferred Stock is redeemable up to two business days prior to June 1, 2010.

         To date, all issued and outstanding Common Securities of Funding are held by CellNet. There exists no established public trading market for Funding's Common Securities. CellNet purchased the Common Securities on May 13, 1998 in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). Since the formation of Funding and CellNet's initial capital investment for the Common Securities, there have been no sales or transfers of Common Securities of Funding. No cash dividends have been declared on the Common Securities of Funding.

         On May 13, 1998, Funding completed a registered public offering of
4.4 million shares of the Redeemable Preferred Securities for an aggregate gross cash price of $110.0 million. The Redeemable Preferred Securities are mandatorily redeemable by Funding on June 1, 2010 at the liquidation preference of $25.00 per security, plus accrued and unpaid dividends. Dividends on the Redeemable Preferred Securities are cumulative at the rate of 7% per annum and are payable in cash through June 1, 2001 and, thereafter, in cash, shares of CellNet Common Stock or some combination of cash and shares of CellNet Common Stock, at the option of Funding, provided that to the extent available, any dividend payment must be made with cash. As a consequence of the bankruptcy proceedings, Funding suspended the payment of dividends beginning with the cash dividend accrued March 1, 2000. As a consequence of the bankruptcy proceedings, Funding does not expect to be able to redeem any of the Redeemable Preferred Securities in whole or in part. Funding expects that the Bankruptcy Court will determine the disposition of the Treasury Strips and the proceeds therefrom now held in escrow for the payment of cash dividends. Funding may not make any dividend or distribution on the Redeemable Preferred Securities unless so authorized by the Bankruptcy Court.

         Funding's Redeemable Preferred Securities traded on the Nasdaq National Market ("Nasdaq") under the symbol "CNDSP" (recently, "CNDPQ"). The Nasdaq suspended trading in the Redeemable Preferred Securities on February 1, 2000 and delisted the Redeemable Preferred Securities as of the close of business on March 29, 2000. As of March 31, 2000, there was one holder of record of Funding's Redeemable Preferred Securities. The public market for Funding's Redeemable Preferred Securities no longer exists.

                                               (ATTACH EXTRA SHEETS IF NEEDED)

------------------------------------------------------------------------------

PART IV -- OTHER INFORMATION
------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

        David L. Perry,
        Vice President &
        Secretary                  (650)                     508-6075

        (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes / X / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CELLNET FUNDING, L.L.C.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2000                        By:      /s/  David L. Perry
                                               --------------------------------
                                                     David L. Perry,
                                                     Vice President & Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------------------------------------------------
                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U. S. C. 1001).
------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                       ***